EXHIBIT 99.2
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          COMPTON PETROLEUM ANNOUNCES PRICING OF SENIOR NOTE OFFERING

CALGARY, November 16, 2005 /CNW/ -- Compton Petroleum Corporation ("Compton") announced today that it has priced an offering of US$300 million in aggregate principal amount of 7 5/8% Senior Notes due 2013 (the "Notes") of Compton Petroleum Finance Corporation ("Compton Finance"), its wholly-owned subsidiary, in a private offering under Rule 144A under the U.S. Securities Act of 1933, as amended (the "Securities Act") and pursuant to applicable prospectus exemptions in Canada. The Notes will bear interest at an annual rate of 7 5/8% and will be guaranteed by Compton and all significant subsidiaries of Compton, other than Compton Finance.

Compton intends to use the net proceeds from the offering to repay a portion of its outstanding debt under its senior secured credit facilities and to fund the purchase, by Compton Petroleum Holdings Corporation, of Compton's 9.90% Series A Senior Notes due 2009 (to the extent tendered in the previously announced tender offer). The offering of the Notes is expected to close on or about November 22, 2005.

The offering of Notes will not be registered under the Securities Act, and the Notes may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. The Notes issued in Canada pursuant to the private offering will be subject to an indefinite hold period in accordance with applicable securities laws.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale of any securities in any jurisdiction in which such offering, solicitation or sale would be unlawful.

ABOUT COMPTON PETROLEUM CORPORATION AND COMPTON PETROLEUM FINANCE CORPORATION

Compton is an Alberta-based independent public company actively engaged in the exploration, development and production of natural gas, natural gas liquids and crude oil in the Western Canadian Sedimentary Basin. Compton Finance is a corporation incorporated under the laws of the Province of Alberta, Canada and a wholly-owned subsidiary of Compton. Compton Finance was formed solely for the purpose of issuing the Notes.

Certain statements included above may be forward-looking in nature. Such statements can be identified by the use of forward-looking terminology such as "expects," "may," "will," "should," "intend," "plan," or "anticipates" or the negative thereof or comparable terminology, or by discussions of strategy. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Although Compton believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Compton's forward-looking statements are expressly qualified in their entirety by this cautionary statement. Compton makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

For further information: contact Compton Petroleum Corporation, E.G. Sapieha, President & CEO, N.G. Knecht, VP Finance & CFO, or C.M. King, Manager, Investor Relations, Telephone: (403) 237-9400, Fax (403) 237-9410.